UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OF SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30376

MIRAE CORPORATION

(Exact name of registrant as specified in its charter)

#9-2, Cha Am-Dong, Chung Cheong Nam-Do, 330-220, Korea, +82-41-621-5070

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares listed on The NASDAQ Global Market, each representing two shares of common stock.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Item 1. Exchange Act Reporting History

A.	Mirae Corporation (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on November 17, 1999 when the Company’s American Depository Shares (“ADS”) were listed on the Nasdaq National Market.

B.	The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding U.S. Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under section 13(a).

Item 2. Recent United States Market Activity

The Company has not sold its securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) during the twelve months preceding the filing of this form. The Company’s securities were last sold in the United States in a registered offering under the Securities Act in 2000 pursuant to a registration statement on Form F-1, filed on February 15, 2000.

Item 3. Foreign Listing and Primary Trading Market

A.	The Company’s common shares are listed on the Korea Exchange (“KRX”) in Korea, which singly constitutes the primary trading market for the common shares.

B.	The Company’s common shares were initially listed on the KRX (formerly known as Korea Stock Exchange) on November 22, 1996 and the Company has maintained this listing continuously since the initial listing. Accordingly, the Company has maintained a listing of its common shares on the KRX for at least the 12 months preceding the filing of this form.

C.	For the 12-month period beginning on April 1, 2007 and ending on March 31, 2008, the average daily trading volume (the “ADTV”) of the Company’s common shares in on-exchange transactions on the KRX represented approximately 99 percent of the ADTV on a worldwide basis.

Item 4. Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are April 1, 2007 and March 31, 2008, respectively (the “Recent 12-Month Period”).

B.	For the Recent 12-Month Period, the ADTV of the Company’s ADSs in the United States (in terms of the underlying number of common shares) was 862 and the ADTV of the common shares on a worldwide basis was 3,893,916. Each of the ADS represents two common shares.

C.	For the Recent 12-Month Period, the ADTV of the ADSs in the United States (in terms of the underlying number of common shares) as a percentage of the ADTV of the common shares on a worldwide basis was 0.04 percent.

D.	The Company delisted its ADSs from the NASDAQ Global Market effective May 8, 2008. As of that date, the ADTV of the ADSs in the United States (in terms of the underlying number of common shares) as a percentage of the ADTV of the common shares on a worldwide basis for the 12-month period preceding that date was less than 1 percent.

E.	The Company sent a notice on May 20, 2008 to The Bank of New York, its depositary, requesting termination of the Company sponsored ADR facility. The termination will be effective 30 days after the depositary delivers a notice of termination to the ADR holders.

F.	The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are the KRX (www.krx.com) and the Nasdaq Stock Market (quotes.nasdaq.com).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	The Company issued a press release on April 18, 208 disclosing its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act.

B.	The press release referred to above was distributed in the United States by publication through Business Wire. A copy of the press release was also posted on the Company’s website (www.mirae.com) and submitted to the Commission under cover of a correspondence filing on April 18, 2008. A copy of the press release is attached hereto as Exhibit 1.1.

Item 8. Prior Form 15 Filers

Not applicable.

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its website at www.mirae.com.

Item 10. Exhibits

1.1	Press release dated April 18, 2008.

Item 11. Undertaking

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Mirae Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Mirae Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Mirae Corporation

	By:	/s/ Gi-Hoon Joung
	Name:	Gi-Hoon Joung
	Title:	Chief Financial Officer

Date: May 20, 2008

Exhibit 1.1

April 18, 2008

MIRAE ANNOUNCES PLANS TO VOLUNTARILY DELIST FROM NASDAQ,

DEREGISTER FROM U.S. SEC AND TERMINATE ITS ADR PROGRAM

SEOUL, SOUTH KOREA – April 18, 2008 – Mirae Corporation (NASDAQ: MRAE) (the “Company”) today announced its plans to proceed with the voluntary delisting of its American Depositary Shares (“ADSs”) from the Nasdaq Global Market (“Nasdaq”) and deregister and terminate its reporting obligations with the U.S. Securities and Exchange Commission (“SEC”).

The Company will immediately proceed with delisting by providing a written notice to Nasdaq today of its intention to delist and file a Form 25 with the SEC on or about April 28, 2008. The delisting from Nasdaq is expected to become effective 10 days after such filing. The Company intends to begin the deregistration process as soon as practicable upon the delisting from Nasdaq becoming effective and anticipates it will file a Form 15F by middle of May 2008, with the deregistration subject to SEC not objecting to such request in accordance with the Securities Exchange Act of 1934 (the “Exchange Act”). The Company’s reporting obligations under the Exchange Act will be suspended immediately upon such filing and the Company shall no longer submit any reports to the SEC. The deregistration is expected to become effective 90 days after the filing of the Form 15F if there are no objections from the SEC (and if the filing is not withdrawn prior to the end of the 90-day period).

The Company has notified The Bank of New York, its depositary for the Company’s American Depositary Receipt (“ADR”) program, of its intention to terminate its ADR program. In accordance with the termination procedure under the depositary agreement, the ADR program will terminate 30 days after the depositary delivers notice of termination to the ADR holders. After termination of the ADR program, ADR holders, if not previously removed from the facility, will receive the underlying common shares of the Company upon surrender of their ADRs. After one year from the date of termination, the depositary may sell any common shares underlying the ADRs that have not yet been surrendered, and the owners of such ADRs will be entitled to receive the net cash proceeds received by the depositary from the sale of such shares upon surrender of their ADRs.

The decision to delist and deregister has been reached as part of the Company’s overall strategy to improve cost-effectiveness. The benefits of maintaining a Nasdaq listing has declined over time as the trading volume and trading prices of the Company’s ADSs have declined on Nasdaq. The average daily trading on Nasdaq for the last twelve months has been less than 5% of the worldwide average daily trading volume of the Company’s common shares. In addition, the Company received a Nasdaq Staff Deficiency Letter dated April 14, 2008 indicating that the Company’s ADSs have been trading below the required minimum closing bid price of US$1.00 per share on Nasdaq for the last 30 consecutive business days and as a result the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4450(a)(5). Considering the limited trading volume and low trading prices on Nasdaq, the Company has concluded the costs, expenses and administrative burden associated with regaining compliance with Nasdaq Marketplace Rules and maintaining a Nasdaq listing with SEC reporting obligations outweigh the benefits to be achieved by maintaining the listing.

The Company’s common shares will continue to be listed on the Korea Exchange (“KRX”) Stock Market. After deregistration, the Company will continue to provide investors access to information filed with KRX Stock Market or other information required to be made public under Korean regulations on the Company’s website at http://www.mirae.co.kr in Korean or http://www.mirae.com in English.

About Mirae Corporation

Incorporated in the Republic of Korea in 1990, Mirae Corporation is a manufacturer of semiconductor-related equipment and telecommunication appliances and offers a broad range of products including handlers and SMD replacement systems for sale in Korea and overseas markets. For further information about Mirae Corporation, please visit its website at http://www.mirae.com.

Forward-Looking Statement:

Certain statements in this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to plans to delist from Nasdaq, deregister from the SEC and plans to file a Form 25 and a Form 15F and the timing thereof; to terminate the ADR program; to continue to have our common shares trade on KRX Stock Market; and to provide continuous disclosure under Korean regulations among others. These forward-looking statements are based on our current assumptions, expectations and projections about future events and subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, our ability to implement and complete successfully our plans and strategies, changes in our liquidity needs, the actions of competitors and third parties, and other factors discussed in our public filings. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect new, changing or unanticipated events or circumstances after the date of this press release, except as may be required by applicable securities law.

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Contact: Investor Relations Department at ir@mirae.com or +82-41-559-8713 or by fax at 82-41-559 -8719